Filed Pursuant To Rule 433

Registration No. 333-139016

March 1, 2007

MEDIA CONTACT:

STATE STREET WINS ASIA ASSET MANAGEMENT AWARDS

Premier Regional Financial Publication Recognizes State Street for Product Innovation and Securities Lending Capabilities

Singapore, March 1, 2007 – State Street Corporation (NYSE:STT), the world’s leading provider of financial services to institutional investors, today announced that it received top rankings in the Asia Asset Management Awards for 2006. The award winners were recognized on February 28 at a dinner ceremony at the Four Seasons Hotel in Hong Kong.

State Street Global Advisors (SSgA), the company’s investment management arm, garnered praise for streetTRACKS® Gold Shares in the category of “Singapore — Most Innovative Product.” State Street was also named “Best Securities Lending House.”

“We are honored to be recognized for our commitment to providing innovative investment solutions to our customers in Asia,” said Bernard Reilly, senior managing director for State Street Global Advisors Asia Limited.  “Our position as a key provider of diverse investment vehicles, coupled with our highly skilled team of professionals, enables us to provide customers with solutions to meet their investment needs.”

Launched in November 2004 by State Street in conjunction with the sponsor, World Gold Trust Services, LLC, a wholly owned subsidiary of the World Gold Council, streetTRACKS Gold Shares is the first gold-backed exchange-traded fund (ETF). It is now authorized and listed in Asia and is the largest and most liquid gold-backed equity in the world.

Stuart Thomas, a spokesperson for World Gold Trust Services, LLC, commented:

“When we first rolled out the exchange traded gold products four years ago, we knew that the innovative and simple product would be well received by investors who wanted easy access to the benefits of investing in gold. With the additional listing of streetTRACKS Gold Shares in Asia, Exchange Traded Gold Shares can now be traded virtually 24 hours a day. I’m very proud that streetTRACKS® Gold Shares received this accolade in Asia.”

State Street lends securities in markets around the world via a global network of trading locations — providing customers with around-the-clock opportunities, as well as regional expertise and experience. State Street has provided securities lending services since 1974 and has developed an industry-leading approach to risk and return management. Its securities lending program is available to all institutional investors worldwide, whether their assets are held in custody at State Street or elsewhere.

“We are pleased to be recognized for our securities lending business by a premier publication,” said Francesco M. Squillacioti, senior managing director and Asia-Pacific regional business director for Securities Finance at State Street. “This award demonstrates the commitment of our team in   the Asia-Pacific region to bring our global strengths to the local markets and provide borrowing and lending programs that meet the needs of our customers.”

A complete list of award winners is available at www.asiaasset.com and a full article is featured in the March edition of Asia Asset Management.

About State Street Global Advisors

State Street Global Advisors, the investment management arm of State Street Corporation (NYSE: STT), delivers investment strategies and integrated solutions to clients worldwide across every asset class, investment approach and style. With $1.7 trillion in assets under management as of December 31, 2006, State Street Global Advisors has investment centers in Boston, Hong Kong, London, Milan, Montreal, Munich, Paris, Singapore, Sydney, Tokyo and Zurich, and offices in 25 cities worldwide. For more information, visit State Street Global Advisors at www.ssga.com.

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About State Street Corporation

State Street Corporation is the world’s leading specialist in providing institutional investors with investment servicing, investment management and investment research and trading services. With $11.9 trillion in assets under custody and $1.7 trillion in assets under management as of December 31, 2006, State Street operates in 26 countries and more than 100 geographic markets worldwide. For more information, visit State Street’s web site at www.statestreet.com.

About World Gold Trust Services

World Gold Trust Services, LLC is a wholly owned subsidiary of the World Gold Council (WGC) which is a commercially-driven marketing organization that is funded by the world’s leading gold mining companies. A global advocate for gold, the WGC aims to promote the demand for gold in all its forms through marketing activities in major international markets. For further information, visit www.gold.org.

streetTRACKS® is a registered trademark of State Street Corporation. World Gold Trust Services, LLC is the sponsor and State Street Global Markets, LLC, an affiliate of SSgA, is the marketing agent for the streetTRACKS Gold Trust.

The prospectus in respect of the Singapore offer of the shares (the "Shares") in the streetTRACKS Gold Trust (the "Trust") is available and may be obtained upon request (subject to availability) from State Street Global Advisors Singapore Limited ("SSgA") (Co. Reg. No: 200002719D).  Investors should read the prospectus of the Trust before deciding whether to purchase Shares.  The value of Shares and the income from them, if any, may fall as well as rise.  Shares in the Trust are not obligations of, deposits in, or guaranteed by, World Gold Trust Services LLC (the "Sponsor"), SSgA or any of their affiliates.  An investment in Shares is subject to investment risks, including the possible loss of the principal amount invested.  Past performance figures of the Trust or of the gold market are not necessarily indicative of the future performance of the Trust.  The Shares are expected to reflect the price of gold, therefore the price of the Shares will be as unpredictable as the price of gold has historically been. You may wish to seek advice from a financial adviser before making a commitment to purchase Shares.

In the event that you choose not to seek advice from a financial adviser, you should consider whether the Trust is suitable for you.  Investors have no right to request the Sponsor to redeem their Shares while the Shares are listed. It is intended that holders of Shares may only deal in their Shares through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Shares on the SGX-ST does not guarantee a liquid market for the Shares.

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streetTRACKS® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.